SECURITAS SYSTEMS

Stockholm ~~08 02 13~~ 080318

SEC Mail Processing Section

MAR 24 2008

Washington, DC 101

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA

Please find enclosed information required by Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Best Regards

Åsa Larsson
Head of Communications and Investor Relations
Securitas Systems

Telephone: +46 8 657 7433
Fax: +46 8 657 7625
Mobile: +46 70 660 7433
E-mail: asa.larsson@securitassystems.com

SUPPL

08001437

PROCESSED
MAR 31 2008
THOMSON
FINANCIAL

3/27

PRESS RELEASE

Stockholm, 18 03 08

Annual General Meeting in Securitas Systems AB (publ)

The Shareholders of Securitas Systems AB are hereby invited to attend the Annual General Meeting to be held at 5.00 p.m. CET on Tuesday 22 April 2008, at Hotel Hilton Slussen, Guldgränd 8, Stockholm. Registration for the Annual General Meeting starts at 4.00 p.m. CET.

A. NOTICE OF ATTENDANCE

Shareholders who wish to attend the Annual General Meeting must:

(i) be recorded in the share register kept by the Nordic Central Securities Depository ("VPC AB") on Wednesday 16 April 2008,

and

(ii) notify the company of their intent to attend the Annual General Meeting in writing to Securitas Systems AB, "AGM", P.O. Box 47022, SE-100 74 Stockholm, or by telephone +46 10 458 80 78, or by telefax +46 8 657 76 93 marked "Securitas Systems AGM" or via the company website www.securitassystems.com on Wednesday 16 April 2008, at 4.00 p.m. CET at the latest.

When giving notice of attendance, the shareholder shall state name, personal identity number (corporate identification number), address, telephone number and number of shares. A proxy form is available on the company website www.securitassystems.com and will be sent by mail to shareholders informing the company of their address. Proxy and representative of a legal person shall submit papers of authorisation prior to the AGM. As confirmation of the notification, Securitas Systems AB will send an entry card, which shall be presented at registration for the AGM.

In order to participate in the Annual General Meeting, shareholders with nominee-registered shares must request their bank or broker to have the shares temporarily owner-registered with VPC AB by Wednesday 16 April 2008. The shareholders must therefore notify their nominees in due time before the said date.

B. AGENDA

Proposal for Agenda

1. Opening of the Meeting.
2. Election of Chairman of the Annual General Meeting.
3. Preparation and approval of the voting list.
4. Approval of the Agenda.
5. Election of one or two person(s) to approve the minutes.
6. Determination of compliance with the rules of convocation.
7. Report of the CEO.
8. Presentation of the Annual Report and the Auditor's Report and the Consolidated Financial Statements and the group Auditor's Report
9. Resolutions regarding
   a) adoption of the Statement of Income and the Balance Sheet and the Consolidated Statement of Income and the Consolidated Balance Sheet as per 31 December 2007;
   b) appropriation of the company's profit according to the adopted Balance Sheet and record date for dividend;
   c) discharge from liability of the Board of Directors and the CEO for the financial year 2007.
10. Determination of the number of members and deputy members of the Board of Directors.
11. Determination of fees to the Board of Directors and the Auditors.
12. Election of members of the Board of Directors.
13. Election of members of the Nomination Committee.
14. Determination of guidelines for remuneration to the management.
15. Resolution regarding amendment of the articles of association.
16. Closing of the Meeting.

Election of Chairman of the Meeting (item 2 on the Agenda)

The Nomination Committee elected by the Annual General Meeting 2007 has proposed that Melker Schörling, Chairman of the Board, shall be elected Chairman of the Annual General Meeting 2008.

Proposal for Dividend (item 9 b) on the Agenda)

The Board of Directors proposes a dividend of SEK 0.50 per share to be declared. As record date for the dividend, the Board of Directors proposes 25 April 2008. If the Annual General Meeting resolves in accordance with the proposal, the dividend is expected to be distributed by VPC AB starting on 30 April 2008.

Proposal for Election of the Board of Directors and Resolution regarding fees (items 10-12 on the Agenda)

At the Annual General Meeting 2007, Gustaf Douglas (Säkl AB and Investment AB Latour), Melker Schörling (Melker Schörling AB), Marianne Nilsson (Swedbank Robur Fonder) and Mats Tunér (SEB Fonder) were elected members of the Nomination Committee up until the Annual General Meeting 2008.

The Nomination Committee appointed at the Annual General Meeting 2007 has proposed as follows:

The number of board members shall be seven without any deputy members. The Nomination Committee proposes re-election of the board members Carl Douglas, Tomas Franzén, Eva Lindqvist, Juan Vallejo, Ulrik Svensson and Anders Böös and new election of Jorma Halonen for the period up to and including the Annual General Meeting 2009. The present Chairman of the Board, Melker Schörling, has declined re-election. The Nomination Committee proposes new election of Jorma Halonen as Chairman of the Board for the period up to and including the Annual General Meeting 2009.

Jorma Halonen (born 1948), Bachelor of Science in Economics, is Executive Vice President of AB Volvo and Deputy CEO and President of the Volvo Group since 2004. He was President of Volvo Lastvagnar 2001-2004. Jorma Halonen is also Chairman of the Board of Nissan Diesel.

Information on all the proposed members of the Board of Directors is available on the company's website www.securitassystems.com.

Fees to the Board of Directors for the period up to and including the Annual General Meeting 2009 shall amount to SEK 2,000,000 in total (including consideration for committee work) to be distributed among the board members as follows: SEK 600,000 to the Chairman of the Board and SEK 250,000 to each of the other board members, except the CEO. Fee to the auditors shall be paid on current account.

As consideration for the committee work, the Chairman of the Audit Committee shall receive SEK 100,000 and other members of the Audit Committee SEK 50,000.

At the Annual General Meeting 2005, PricewaterhouseCoopers AB, Stockholm, was appointed auditor for a term of office of four years. Agneta Brevenhag, Anna-Carin Bjelkeby and as from 2006, Kerstin Moberg, has been auditor in charge.

Proposal for election of members of the Nomination Committee (item 13 on the Agenda)

Shareholders together representing approximately 29 per cent of the shares and approximately 50 per cent of the votes in the company propose that the Annual General Meeting resolves as follows: The Nomination Committee shall consist of five members, whereby re-election of Gustaf Douglas (Säkl AB and Investment AB Latour), Marianne Nilsson (Swedbank Robur Fonder) and Mats Tunér (SEB Fonder) and new election of Mikael Ekdahl (Melker Schörling AB) is proposed for the period up until the Annual General Meeting 2009. Gustaf Douglas shall be re-elected as Chairman of the Nomination Committee. The elected Committee members shall, at the latest in connection with the third quarterly report, appoint a fifth member of the Committee, representing one of the major shareholders at the time. If a shareholder represented by one of the members of the Nomination Committee no longer is one of the major shareholders of the company or if a member of the Nomination Committee is no longer employed by such shareholder or for any other reason leaves the Nomination Committee before the Annual General Meeting 2009, the Nomination Committee shall be entitled to appoint another representative among the major shareholders to replace such member.

Proposal for resolution of guidelines for remuneration to management (item 14 on the Agenda)

The Board of Directors proposes that the Annual General Meeting resolves on guidelines for remuneration to the management principally entailing that salaries and other terms of remuneration to the management shall be in accordance with market conditions. In addition to a fixed salary, the management may also receive variable remuneration which shall have a predetermined cap and be based on the outcome in proportion to targeted results (and in some cases other key figures) within the individual area of responsibility (group or division) as well as other benefits. In addition to the variable remuneration, there may from time to time be approved share or share related incentive programs. The total cost of fixed and variable remuneration shall each year be set to an amount which includes all the company's remuneration costs, which enables the management to allocate part of the fixed and variable remuneration to other benefits, such as pension benefits. The pension plans of the management shall be principally fee-based.

Upon notice of termination by the company there may be a right to severance pay which in such cases shall have a predetermined cap. No severance pay shall be paid upon notice of termination by the employee.

The Board of Directors shall be entitled to deviate from the guidelines in an individual case, if there are specific reasons for such deviation.

Proposal for a resolution to amend the articles of association (item 15 on the Agenda)

The Board of Directors has proposed a change of name for the company group from Securitas Systems to Niscayah. The Board of Directors consequently proposes that the Annual General Meeting resolves to amend the articles of association so that the company name is changed to Niscayah Group AB (1 §).

The proposal of the Board of Directors is subject to the resolution adopted by the Annual General Meeting being supported by shareholders representing at least two-thirds of both the votes cast as well as the shares represented at the meeting.

C. AVAILABLE DOCUMENTS AND NUMBER OF SHARES

Accounting documents and the auditor's report will be available at the company and on the company's website www.securitassystems.com from 8 April 2008 and copies will be sent to shareholders on request. The complete proposals of the Board of Directors with regard to items 9 b), 14 and 15 on the agenda and relating documents will be available at the company as from 8 April 2008 and copies will be sent to shareholders on request. Accounting documents and the auditor's report and the complete proposals of the Board of Directors will also be available at the Annual General Meeting. The total numbers of shares in the company amounts to 365,058,897, divided between 17,142,600 class A shares and 347,916,297 class B shares. The total number of votes in the company amounts to 519,342,297.

Stockholm in March 2008

The Board of Directors

SECURITAS SYSTEMS AB (publ)

This press release is also available on www.securitassystems.com

Stockholm, March 14, 2008

Press release

The Nomination Committee of Securitas Systems AB proposes new Chairman of the Board

At the Annual General Meeting to be held on 22 April 2008, the Nomination Committee of Securitas Systems will propose Jorma Halonen to be elected new member and Chairman of the Board for the period up to the Annual General Meeting 2009. The present Chairman of the Board, Melker Schörling has declined re-election.

Jorma Halonen (born 1948), Bachelor of Science in Economics, is Executive Vice President of AB Volvo and Deputy CEO of the Volvo Group since 2004. He was CEO of Volvo Lastvagnar 2001-2004. Jorma Halonen is also Chairman of the Board of Nissan Diesel.

The Nomination Committee of Securitas Systems AB before the Annual General Meeting 2008 has consisted of:
Gustaf Douglas (Säkl AB and Investment AB Latour)
Melker Schörling (Melker Schörling AB)
Marianne Nilsson (Swedbank Robur Fonder)
Mats Tunér (SEB Fonder)

The Nomination Committee represents in total 29 percent of the shares and 50 per cent of the votes in Securitas Systems AB.

Additional information:
Åsa Larsson, Head of Communications and Investor Relations +46 (0)10 458 8017

This press release is also available at www.securitassystems.com

Securitas Systems AB (publ) is a world leading security partner offering complete security solutions for customers with high security demands within market segments, such as banking, industry, defense, healthcare and retail. Systems services are based on modern technology and concepts include access control, video surveillance, intrusion protection and fire alarm systems.

Securitas Systems AB
Address: P.O. Box 12231 SE-102 26 Stockholm Sweden, Visiting address: Lindhagensplan 70
Phone: +46 010 458 80 00, **Fax:** +46 8 619 06 36, www.securitassystems.com

END